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June 11, 2014

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc.
Amendment No. 3 to Registration Statement on Form S-11 Filed June 11, 2014
File No. 333-192331

Dear Ms. Gowetski and Mr. Garrison:

On behalf of our client, KBS Strategic Opportunity REIT II, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to David E. Snyder, Chief Financial Officer of the Company, dated May 21, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to show changes from the Company’s Amendment No. 2 to Form S-11 filing on May 2, 2014, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 3.

Executive Officers and Directors, page 74

1.	We note your disclosure on page 76 that Mr. Meyer, one of your independent directors, also serves as an independent director of KBS Legacy Partners Apartment REIT and KBS Strategic Opportunity REIT. We further note your disclosure on page 76 that Mr. Petak also serves as an independent director of KBS Strategic Opportunity REIT. Please revise your disclosure in your Prospectus Summary, Risk Factors, and Conflicts of Interest sections to discuss the conflicts of interest that Messrs. Meyer and Petak face given their duties as independent directors for multiple KBS-sponsored programs.

Response: We have revised the disclosure as requested.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

June 11, 2014

Market Outlook – Real Estate and Real Estate Finance Markets, page 124

2.	Please provide us with the support for your revised quantitative and qualitative business and industry data in this section. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response: Please see the enclosed hard copy supplemental submission including those materials in support of the quantitative and qualitative business and industry data used in the registration statement.

Prior Performance Tables, page P-1

Table I, page P-2

3.	Please revise to explain the “N/A” relating the “Months to invest 90%” for KBS Legacy Partners Apartment REIT or advise.

Response: We have revised the disclosure as requested to explain that KBS Legacy Partners Apartment REIT had not invested 90% of its initial public offering proceeds as of December 31, 2013.

Table III, page P-8

4.	For each program, please revise to clarify the relationship of cash flow from operations to total distributions paid, including quantifying any distributions not paid from cash flow from operations. In addition, please revise the footnotes to reflect the amount of cash distributions paid in cash and the amount of distributions reinvested.

Response: We have revised the disclosure as requested.

5.	For each program, as applicable, please specify the amount of cash distributions funded from debt financing and the amount funded from cash on hand. To the extent cash on hand includes offering proceeds, please revise to clarify.

Response: We have revised the disclosure as requested.

Table V, page P-13

6.	We note footnote (1) on page P-14. Please tell us why you have omitted sales, disposals, restructuring, pay-offs, discounted pay-offs and settlements of investments in loans and real estate-related assets and whether you considered including a separate table to reflect them. In addition, we further note you appear to have omitted the transfer of the National Industrial Portfolio as well as the Collateral Transfer and Settlement Agreement with GKK Stars Acquisition, LLC. Please revise the table to include these or advise.

Response: Table V of Industry Guide 5 requires registrants to include in the prior performance information related to their sponsors disclosure of sales or disposals of properties within the last three

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

June 11, 2014

years by programs with similar investment objectives. Many of the line items required by Table V are specific to sales and disposals of properties. We do not interpret Industry Guide 5 to require information in Table V with respect to sales and disposals of loans and real estate-related assets. We have also reviewed CF Disclosure Guidance: Topic No. 6, released by the Division of Corporate Finance on July 16, 2013 (“Topic No. 6”). We also do not interpret Topic No. 6 to state that such disclosure is required for Table V for sales or disposals of investments in loans and real estate-related assets.

However, the Company believes that the information that would be material to an investment decision in the Company with respect to sales, disposals, restructuring, pay-offs, discounted pay-offs and settlements of investments in loans and real estate-related assets by KBS-sponsored programs is disclosed in the prior performance narrative summary. Though the narrative summary does not include a detailed table with respect to the ultimate settlement of each loan or real estate-related asset by other KBS-sponsored programs, it does include detailed information with respect to these investments by other KBS-sponsored programs that the Company believes would be material to an investment in the Company. For example, because disruptions in the financial markets adversely affected many of the loan and real estate-related investments made by KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), the prior performance summary discussion of KBS REIT I at page 121 of the prospectus includes a detailed summary of the asset sales, restructurings, pay-offs, discounted pay-offs and write-offs of KBS REIT I’s investments in real estate loans receivable. Further, the discussion of KBS REIT I at page 122 provides a summary of the impairment charges recognized by KBS REIT I with respect to its loan and real estate securities investments. Further, the KBS REIT I prior performance information at pages 122 and 123, respectively, includes a detailed discussion of KBS REIT I’s investment in the National Industrial Portfolio and KBS REIT I’s settlement agreement related to its investment in the Gramercy Mezzanine Loan. In addition, the Company has added additional disclosure regarding KBS REIT I’s investment in the Gramercy Mezzanine Loan to consolidate the discussion of this investment and to describe the current status of this investment.

With respect to sales and disposals of loans and real estate-related assets by KBS Real Estate Investment Trust II, Inc. and KBS Strategic Opportunity REIT, Inc., detailed information is not provided, but the Company does not believe that detailed information of these sales or disposals are material to an investment decision in the Company or required by Industry Guide 5.

Most importantly with respect to an investment in the Company, the prior performance summary disclosures for each of the KBS-sponsored public programs includes the most recent estimated value per share which would incorporate the results of any sales, disposals, restructurings, pay-offs, discounted pay-offs and settlements of investments in loans and real estate-related assets.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

June 11, 2014

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura K. Sirianni

cc: David E. Snyder